EXHIBIT 99
FOR RELEASE 6:00 AM ET, July 26, 2018

Contact:    Robert S. Tissue, Sr. Vice President & CFO
Telephone:    (304) 530-0552
Email:        rtissue@summitfgi.com

SUMMIT FINANCIAL GROUP REPORTS SECOND QUARTER AND FIRST HALF 2018 RESULTS
Q2 2018 Diluted EPS up 18.6% to $0.51 compared to $0.43 for Q2 2017
MOOREFIELD, WV - July 26, 2018 (GLOBE NEWSWIRE) - Summit Financial Group, Inc. (“Company” or “Summit”) (NASDAQ: SMMF) today reported record second quarter 2018 net income of $6.28 million, or $0.51 per diluted share, compared to $5.28 million, or $0.43 per diluted share, for the second quarter of 2017, an increase of 19.0 percent, or 18.6 percent per diluted share.
For the six months ended June 30, 2018, Summit recorded net income of $13.72 million, or $1.10 per diluted share, compared with $3.66 million, or $0.32 per diluted share, for the comparable 2017 six-month period, representing an increase of 274.7 percent or 243.8 percent per diluted share. The lower earnings in the first half of 2017 were principally attributable to a legal settlement during first quarter 2017 which reduced earnings by $0.54 per diluted share.
Highlights for Q2 2018 include:

•
Loan balances, excluding mortgage warehouse lines of credit, declined $22.1 million during the quarter, principally due to seasonal reductions in certain significant commercial lines of credit, and are unchanged year-to-date;

•	Net interest margin was unchanged at 3.58 percent compared to Q1 2018;

•
Efficiency ratio was 55.88 percent compared to 53.84 percent for Q1 2018, due to flat net interest income coupled with marginally higher operating expenses, principally due to increased personnel costs, resulting from normal merit wage increases;

•	Provision for loan losses increased $250,000 during the quarter principally to provide for an expected loss relative to a single commercial loan secured by residential rental real estate;

•	Realized securities gains of $87,000 in Q2 2018 compared to $732,000 in the linked quarter;

•
Write-downs of foreclosed properties were $163,000 in Q2 2018 compared to $257,000 in Q1 2018, while the net gain on sales of foreclosed properties decreased from $64,000 in Q1 2018 to a net loss of $58,000 in Q2 2018;

•	Announced our entering into a definitive merger agreement to acquire Peoples Bankshares, Inc. and its wholly-owned subsidiary, First Peoples Bank, Inc., headquartered in Mullens, West Virginia; and

•
Forbes Magazine recognized Summit Community Bank as the #1 Best-in-State Bank in West Virginia for 2018. This ranking was based upon the results of surveys conducted by the market research firm Statista of more than 25,000 customers in the U.S. for their opinions on their current and former banking relationships. Banks were rated on customers’ overall recommendations and satisfaction, as well as their opinions in regard to each institution’s trust, terms and conditions, branch services, digital services and financial advice.

H. Charles Maddy, III, President and Chief Executive Officer of Summit, commented, “Summit achieved record second quarter earnings, despite the challenges of softening loan demand and somewhat higher overhead costs from the important investments we are making both in our people and in our infrastructure to maintain our growth momentum. Further, I am particularly pleased by the opportunities represented by our pending acquisition of Peoples Bankshares, Inc., announced recently and expected to close at beginning of 2019. This deal will serve to combine Summit with a financially strong bank that has a similar culture, core values and guiding principles as ours, and shares the same commitment to build long-term client relationships by providing ‘Service Beyond Expectations’.”
Results from Operations
Total revenue for second quarter 2018, consisting of net interest income and noninterest income, declined 1.6 percent to $21.4 million, principally as a result of lower net interest income, compared to $21.8 million for the second quarter 2017. For the year-to-date period ended June 30, 2018, total revenue was $43.6 million compared to $38.0 million for the same period of 2017, representing a 14.7 percent increase primarily due to the acquisition of First Century Bankshares, Inc. in Q2 2017.
For the second quarter of 2018, net interest income was $17.3 million, a decrease of 3.2 percent from the $17.8 million reported in the prior-year second quarter and remained nearly unchanged compared to the linked quarter. The net interest margin for second quarter 2018 was 3.58 percent compared to 3.81 percent for the same year-ago quarter, and 3.58 percent for the linked quarter. Excluding the impact of accretion and amortization of fair value acquisition accounting adjustments related to the interest earning assets and interest bearing liabilities acquired from FCB and HCB, Summit’s net interest margin was 3.56 percent for Q2 2018 and 3.55 percent for first half of 2018.
Noninterest income, consisting primarily of insurance commissions from Summit's insurance agency subsidiary, trust and wealth management fees and service fee income from community banking activities, for second quarter 2018 was $4.15 million compared to $3.92 million for the comparable period of 2017. Excluding realized securities gains, noninterest income was $4.06 million for second quarter 2018, compared to $3.83 million reported for second quarter 2017 and $4.14 million for the linked quarter.
We recorded a $750,000 provision for loan losses during second quarter 2018 and $250,000 in Q2 2017. The need for increased loan loss provisioning during 2018 is directionally consistent with changes in the credit quality in our loan portfolio.
Q2 2018 total noninterest expense decreased 8.6 percent to $12.74 million compared to $13.94 million for the prior-year second quarter principally due to no merger expenses being incurred in the 2018 quarter compared to $1.46 million in Q2 2017. Noninterest expense for the first half of 2018 decreased 24.0 percent compared to the first half of 2017. Summit recorded a $9.9 million charge to resolve fully all litigation with Residential Funding Company, LLC and ResCap Liquidating Trust (collectively “ResCap”) during Q1 2017. Excluding the impact of the ResCap litigation settlement charge, noninterest expense for first half of 2018 increased 8.66 percent to

$25.0 million compared to $23.1 million for the first half of 2017, principally as result of the FCB acquisition.
Balance Sheet
At June 30, 2018, total assets were $2.11 billion, a decrease of $26.6 million, or 1.2 percent since December 31, 2017. Total loans, net of unearned fees and allowance for loan losses, were $1.62 billion at June 30, 2018, up $23.6 million, or 1.5 percent, from the $1.59 billion reported at year-end 2017. Loans, excluding mortgage warehouse lines of credit, declined $22.1 million during the quarter, or 5.5 percent (on an annualized basis), and have remained nearly unchanged since year-end 2017.
At June 30, 2018, deposits were $1.64 billion, an increase of $39.4 million, or 2.5 percent, since year end 2017. During first half 2018, checking deposits increased $61.1 million or 9.7 percent, time deposits grew by $13.5 million or 2.2 percent and savings deposits declined $35.2 million or 9.8 percent.
Shareholders’ equity was $209.9 million as of June 30, 2018 compared to $201.5 million at December 31.
Tangible book value per common share increased to $14.81 at June 30, 2018 compared to $14.08 at December 31, 2017. Summit had 12,373,747 outstanding common shares at Q2 2018 quarter end compared to 12,358,562 at year end 2017.
Asset Quality
As of June 30, 2018, nonperforming assets (“NPAs”), consisting of nonperforming loans, foreclosed properties, and repossessed assets, were $37.4 million, or 1.77 percent of assets. This compares to $36.9 million, or 1.73 percent of assets at the linked quarter-end, and $37.4 million, or 1.78 percent of assets, at second quarter-end 2017.
Second quarter 2018 net loan charge-offs were $428,000, or 0.10 percent of average loans annualized; while adding $750,000 to the allowance for loan losses through the provision for loan losses. The allowance for loan losses stood at 0.77 percent of total loans at June 30, 2018, compared to 0.78 percent at year-end 2017. If the acquired FCB and HCB loans which were recorded at fair value on the acquisition dates were excluded, the allowance for loan losses to total loans ratio at June 30, 2018 and December 31, 2017 would have been 0.87 percent and 0.91 percent, respectively.
About the Company
Summit Financial Group, Inc. is a $2.11 billion financial holding company headquartered in Moorefield, West Virginia. Summit provides community banking services primarily in the Eastern Panhandle and Southern regions of West Virginia and the Northern, Shenandoah Valley and Southwestern regions of Virginia, through its bank subsidiary, Summit Community Bank, Inc., which operates thirty banking locations. Summit also operates Summit Insurance Services, LLC in Moorefield, West Virginia and Leesburg, Virginia.
FORWARD-LOOKING STATEMENTS
This press release contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. Words such as “expects”, “anticipates”, “believes”, “estimates” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could” are intended to identify such forward-looking statements.
Although we believe the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially. Factors that might cause such a difference include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; the impact of technological advances; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; and changes in the national and local economies. We undertake no obligation to revise these statements following the date of this press release.
ADDITIONAL INFORMATION ABOUT THE MERGER WITH PEOPLES BANKSHARES, INC. (“PEOPLES”) AND WHERE TO FIND IT

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Merger, Summit will file with the SEC a Registration Statement on Form S-4 with respect to the offering of Summit common stock as the Merger Consideration under the Securities Act, which will include a proxy statement of Peoples seeking approval of the Merger by Peoples’ shareholders and a prospectus of Summit. Peoples will deliver the proxy statement/prospectus to its shareholders. In addition, Summit may file other relevant documents concerning the proposed Merger with the SEC. Investors and security holders are urged to read the registration statement and proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the proposed Merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Summit and Peoples may also obtain free copies of these documents by directing a request to Ms. Teresa Ely, Summit’s Director of Shareholder Relations, by telephone at (304) 530-0526 or by email at tely@summitfgi.com or by accessing these documents at Summit’s website: www.summitfgi.com.

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Quarterly Performance Summary (unaudited) -- Q2 2018 vs Q2 2017
	For the Quarter Ended		Percent
Dollars in thousands	6/30/2018	6/30/2017	Change
Statements of Income
Interest income
Loans, including fees	$20,962	$19,717	6.3%
Securities	2,303	2,349	-2.0%
Other	134	165	-18.8%
Total interest income	23,399	22,231	5.3%
Interest expense
Deposits	4,309	2,634	63.6%
Borrowings	1,815	1,749	3.8%
Total interest expense	6,124	4,383	39.7%

Net interest income	17,275	17,848	-3.2%
Provision for loan losses	750	250	200.0%
Net interest income after provision for loan losses	16,525	17,598	-6.1%

Noninterest income
Insurance commissions	1,013	988	2.5%
Trust and wealth management fees	672	595	12.9%
Service charges on deposit accounts	1,116	1,065	4.8%
Bank card revenue	801	683	17.3%
Realized securities gains	87	90	-3.3%
Other income	459	495	-7.3%
Total noninterest income	4,148	3,916	5.9%
Noninterest expense
Salaries and employee benefits	6,922	6,758	2.4%
Net occupancy expense	840	826	1.7%
Equipment expense	1,071	1,031	3.9%
Professional fees	385	354	8.8%
Amortization of intangibles	413	429	-3.7%
FDIC premiums	240	295	-18.6%
Bank card expense	361	381	-5.2%
Foreclosed properties expense, net of losses	350	224	56.3%
Merger-related expense	—	1,455	n/a
Other expenses	2,153	2,183	-1.4%
Total noninterest expense	12,735	13,936	-8.6%
Income before income taxes	7,938	7,578	4.8%
Income tax expense	1,658	2,300	-27.9%
Net income	$6,280	$5,278	19.0%

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Quarterly Performance Summary (unaudited) -- Q2 2018 vs Q2 2017

	For the Quarter Ended		Percent
	6/30/2018	6/30/2017	Change
Per Share Data
Earnings per common share
Basic	$0.51	$0.43	18.6%
Diluted	$0.51	$0.43	18.6%

Cash dividends	$0.13	$0.11	18.2%

Average common shares outstanding
Basic	12,366,522	12,288,514	0.6%
Diluted	12,431,984	12,299,187	1.1%

Common shares outstanding at period end	12,373,747	12,299,726	0.6%

Performance Ratios
Return on average equity	12.16%	11.10%	9.5%
Return on average tangible equity	13.98%	12.95%	8.0%
Return on average assets	1.19%	1.01%	17.8%
Net interest margin	3.58%	3.81%	-6.0%
Efficiency ratio (A)	55.88%	53.00%	5.4%

NOTE (A) - Computed on a tax equivalent basis excluding gains/losses on sales of assets, write-downs of OREO properties to fair value and amortization of intangibles.

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Six Month Performance Summary (unaudited) -- 2018 vs 2017
	For the Six Months Ended		Percent
Dollars in thousands	6/30/2018	6/30/2017	Change
Statements of Income
Interest income
Loans, including fees	$41,329	$35,388	16.8%
Securities	4,694	4,200	11.8%
Other	274	317	-13.6%
Total interest income	46,297	39,905	16.0%
Interest expense
Deposits	7,858	5,024	56.4%
Borrowings	3,906	3,404	14.7%
Total interest expense	11,764	8,428	39.6%

Net interest income	34,533	31,477	9.7%
Provision for loan losses	1,250	500	150.0%
Net interest income after provision for loan losses	33,283	30,977	7.4%

Noninterest income
Insurance commissions	2,126	1,957	8.6%
Trust and wealth management fees	1,339	695	92.7%
Service charges on deposit accounts	2,207	1,747	26.3%
Bank card revenue	1,550	1,216	27.5%
Realized securities gains	819	32	n/m
Other income	982	849	15.7%
Total noninterest income	9,023	6,496	38.9%
Noninterest expense
Salaries and employee benefits	13,744	11,945	15.1%
Net occupancy expense	1,672	1,393	20.0%
Equipment expense	2,153	1,766	21.9%
Professional fees	719	639	12.5%
Amortization of intangibles	848	526	61.2%
FDIC premiums	480	505	-5.0%
Bank card expense	696	718	-3.1%
Foreclosed properties expense, net of losses	675	590	14.4%
Litigation settlement	—	9,900	n/a
Merger-related expense	—	1,564	n/a
Other expenses	4,062	3,407	19.2%
Total noninterest expense	25,049	32,953	-24.0%
Income before income taxes	17,257	4,520	281.8%
Income tax expense	3,534	858	311.9%
Net income	$13,723	$3,662	274.7%

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Six Month Performance Summary (unaudited) -- 2018 vs 2017

	For the Six Months Ended		Percent
	6/30/2018	6/30/2017	Change
Per Share Data
Earnings per common share
Basic	$1.11	$0.32	246.9%
Diluted	$1.10	$0.32	243.8%

Cash dividends	$0.26	$0.22	18.2%

Average common shares outstanding
Basic	12,362,679	11,517,721	7.3%
Diluted	12,425,751	11,559,990	7.5%

Common shares outstanding at period end	12,373,747	12,299,726	0.6%

Performance Ratios
Return on average equity	13.43%	4.22%	218.2%
Return on average tangible equity	15.49%	4.78%	224.1%
Return on average assets	1.29%	0.38%	239.5%
Net interest margin	3.58%	3.69%	-3.0%
Efficiency ratio (A)	54.86%	52.21%	5.1%

NOTE (A) - Computed on a tax equivalent basis excluding gains/losses on sales of assets, litigation settlement, write-downs of OREO properties to fair value and amortization of intangibles.

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Five Quarter Performance Summary (unaudited)

	For the Quarter Ended
Dollars in thousands	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017
Statements of Income
Interest income
Loans, including fees	$20,962	$20,366	$20,031	$19,490	$19,717
Securities	2,303	2,391	2,412	2,397	2,349
Other	134	140	144	149	165
Total interest income	23,399	22,897	22,587	22,036	22,231
Interest expense
Deposits	4,309	3,549	3,224	2,963	2,634
Borrowings	1,815	2,091	1,925	1,841	1,749
Total interest expense	6,124	5,640	5,149	4,804	4,383

Net interest income	17,275	17,257	17,438	17,232	17,848
Provision for loan losses	750	500	375	375	250
Net interest income after provision for loan losses	16,525	16,757	17,063	16,857	17,598

Noninterest income
Insurance commissions	1,013	1,113	1,005	1,043	988
Trust and wealth management fees	672	667	578	589	595
Service charges on deposit accounts	1,116	1,091	1,200	1,162	1,065
Bank card revenue	801	749	742	738	683
Realized securities gains (losses)	87	732	(71)	26	90
Other income	459	524	477	442	495
Total noninterest income	4,148	4,876	3,931	4,000	3,916
Noninterest expense
Salaries and employee benefits	6,922	6,821	6,520	6,610	6,758
Net occupancy expense	840	832	772	847	826
Equipment expense	1,071	1,083	1,095	1,093	1,031
Professional fees	385	333	355	373	354
Amortization of intangibles	413	436	435	448	429
FDIC premiums	240	240	250	310	295
Bank card expense	361	335	319	395	381
Foreclosed properties expense, net of losses	350	325	516	233	224
Merger-related expense	—	—	14	11	1,455
Other expenses	2,153	1,909	2,070	2,127	2,183
Total noninterest expense	12,735	12,314	12,346	12,447	13,936
Income before income taxes	7,938	9,319	8,648	8,410	7,578
Income tax expense	1,658	1,876	6,325	2,480	2,300
Net income	$6,280	$7,443	$2,323	$5,930	$5,278

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Five Quarter Performance Summary (unaudited)

	For the Quarter Ended
	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017
Per Share Data
Earnings per common share
Basic	$0.51	$0.60	$0.19	$0.48	$0.43
Diluted	$0.51	$0.60	$0.19	$0.48	$0.43

Cash dividends	$0.13	$0.13	$0.11	$0.11	$0.11

Average common shares outstanding
Basic	12,366,522	12,358,849	12,325,067	12,299,987	12,288,514
Diluted	12,431,984	12,383,757	12,371,507	12,318,959	12,299,187

Common shares outstanding at period end	12,373,747	12,366,360	12,358,562	12,311,723	12,299,726

Performance Ratios
Return on average equity	12.16%	14.73%	4.62%	12.10%	11.10%
Return on average tangible equity	13.98%	17.04%	5.36%	14.12%	12.95%
Return on average assets	1.19%	1.40%	0.44%	1.14%	1.01%
Net interest margin	3.58%	3.58%	3.65%	3.65%	3.81%
Efficiency ratio (A)	55.88%	53.84%	52.44%	54.51%	53.55%

NOTE (A) - Computed on a tax equivalent basis excluding gains/losses on sales of assets, write-downs of OREO properties to fair value and amortization of intangibles.

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Selected Balance Sheet Data (unaudited)

Dollars in thousands, except per share amounts	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017

Assets
Cash and due from banks	$8,314	$9,042	$9,641	$9,220	$9,294
Interest bearing deposits other banks	38,097	38,365	42,990	41,994	44,242
Securities	283,221	296,890	328,723	328,726	336,811
Loans, net	1,617,373	1,631,150	1,593,744	1,559,328	1,538,083
Property held for sale	21,606	21,442	21,470	22,622	23,592
Premises and equipment, net	36,017	35,554	34,209	34,220	33,234
Goodwill and other intangible assets	26,665	27,077	27,513	27,879	28,214
Cash surrender value of life insurance policies	41,932	41,668	41,358	41,076	41,189
Other assets	34,427	33,707	34,592	36,071	40,641
Total assets	$2,107,652	$2,134,895	$2,134,240	$2,101,136	$2,095,300

Liabilities and Shareholders' Equity
Deposits	$1,639,996	$1,654,523	$1,600,601	$1,616,768	$1,613,919
Short-term borrowings	202,429	193,513	250,499	202,988	205,728
Long-term borrowings and subordinated debentures	40,332	65,336	65,340	65,344	65,348
Other liabilities	15,016	16,514	16,295	17,254	17,173
Shareholders' equity	209,879	205,009	201,505	198,782	193,132
Total liabilities and shareholders' equity	$2,107,652	$2,134,895	$2,134,240	$2,101,136	$2,095,300

Book value per common share	$16.96	$16.55	$16.30	$16.15	$15.70
Tangible book value per common share	$14.81	$14.36	$14.08	$13.88	$13.41
Tangible common equity to tangible assets	8.8%	8.4%	8.3%	8.2%	8.0%

SUMMIT FINANCIAL GROUP INC. (NASDAQ: SMMF)
Regulatory Capital Ratios (unaudited)

	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017
Summit Financial Group, Inc.
CET1 Risk-based Capital	11.0%	10.7%	10.6%	10.8%	10.5%
Tier 1 Risk-based Capital	12.1%	11.8%	11.8%	11.9%	11.7%
Total Risk Based Capital	12.8%	12.5%	12.5%	12.7%	12.4%
Tier 1 Leverage Ratio	9.9%	9.5%	9.4%	9.5%	9.2%

Summit Community Bank, Inc.
CET1 Risk-based Capital	12.0%	11.7%	11.7%	11.8%	11.6%
Tier 1 Risk-based Capital	12.0%	11.7%	11.7%	11.8%	11.6%
Total Risk Based Capital	12.8%	12.5%	12.5%	12.6%	12.4%
Tier 1 Leverage Ratio	9.8%	9.5%	9.4%	9.4%	9.2%

SUMMIT FINANCIAL GROUP INC. (NASDAQ: SMMF)
Loan Composition (unaudited)

Dollars in thousands	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017

Commercial	$171,410	$189,586	$189,981	$187,193	$176,362
Mortgage warehouse lines	54,332	45,702	30,757	33,525	35,068
Commercial real estate
Owner occupied	262,174	265,075	250,202	239,840	239,108
Non-owner occupied	503,047	498,445	484,902	464,543	455,439
Construction and development
Land and development	74,018	66,841	67,219	71,412	74,155
Construction	25,711	33,327	33,412	28,756	22,967
Residential real estate
Non-jumbo	343,044	346,477	354,101	355,642	355,546
Jumbo	66,831	67,169	62,267	61,253	63,899
Home equity	82,409	83,382	84,028	82,720	81,192
Consumer	34,249	34,825	36,202	36,915	37,630
Other	12,728	12,578	13,238	9,994	9,049
Total loans, net of unearned fees	1,629,953	1,643,407	1,606,309	1,571,793	1,550,415
Less allowance for loan losses	12,580	12,257	12,565	12,465	12,332
Loans, net	$1,617,373	$1,631,150	$1,593,744	$1,559,328	$1,538,083

SUMMIT FINANCIAL GROUP INC. (NASDAQ: SMMF)
Deposit Composition (unaudited)

Dollars in thousands	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017
Core deposits
Non interest bearing checking	$217,134	$219,293	$217,493	$215,910	$234,173
Interest bearing checking	472,041	447,172	410,606	397,843	372,327
Savings	322,940	346,962	358,168	362,653	373,439
Time deposits	322,801	318,556	318,036	322,338	321,826
Total core deposits	1,334,916	1,331,983	1,304,303	1,298,744	1,301,765

Brokered deposits	238,662	242,049	202,509	205,274	198,368
Other non-core time deposits	66,418	80,491	93,789	112,750	113,786
Total deposits	$1,639,996	$1,654,523	$1,600,601	$1,616,768	$1,613,919

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Asset Quality Information (unaudited)
	For the Quarter Ended
Dollars in thousands	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017

Gross loan charge-offs	$525	$960	$550	$309	$114
Gross loan recoveries	(97)	(153)	(276)	(67)	(478)
Net loan charge-offs (recoveries)	$428	$807	$274	$242	$(364)

Net loan charge-offs to average loans (annualized)	0.10%	0.20%	0.07%	0.06%	-0.09%
Allowance for loan losses	$12,580	$12,257	$12,565	$12,465	$12,332
Allowance for loan losses as a percentage of period end loans	0.77%	0.75%	0.78%	0.79%	0.79%

Nonperforming assets:
Nonperforming loans
Commercial	$954	$734	$696	$757	$786
Commercial real estate	3,238	3,400	3,164	2,773	2,051
Residential construction and development	3,233	3,642	3,569	3,931	3,613
Residential real estate	8,241	7,521	7,656	8,082	6,860
Consumer	110	160	238	529	391
Total nonperforming loans	15,776	15,457	15,323	16,072	13,701
Foreclosed properties
Commercial real estate	1,818	1,875	1,789	1,988	2,126
Commercial construction and development	6,815	7,140	7,392	7,392	7,527
Residential construction and development	11,517	11,053	11,182	11,852	12,402
Residential real estate	1,456	1,374	1,107	1,390	1,537
Total foreclosed properties	21,606	21,442	21,470	22,622	23,592
Other repossessed assets	12	18	68	12	57
Total nonperforming assets	$37,394	$36,917	$36,861	$38,706	$37,350

Nonperforming loans to period end loans	0.97%	0.94%	0.95%	1.02%	0.88%
Nonperforming assets to period end assets	1.77%	1.73%	1.73%	1.84%	1.78%

Troubled debt restructurings
Performing	$27,559	$27,408	$28,347	$28,304	$26,472
Nonperforming	281	76	26	760	464
Total troubled debt restructurings	$27,840	$27,484	$28,373	$29,064	$26,936

Loans Past Due 30-89 Days (unaudited)
	For the Quarter Ended
Dollars in thousands	6/30/2018	3/31/2018	12/31/2017	9/30/2017	6/30/2017

Commercial	$319	$539	$586	$378	$470
Commercial real estate	546	601	1,082	944	976
Construction and development	264	174	1,127	238	308
Residential real estate	4,125	5,218	7,236	6,260	6,943
Consumer	337	425	504	419	548
Other	8	15	38	92	49
Total	$5,599	$6,972	$10,573	$8,331	$9,294

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Average Balance Sheet, Interest Earnings & Expenses and Average Rates
Q2 2018 vs Q1 2018 vs Q2 2017 (unaudited)
	Q2 2018			Q1 2018			Q2 2017
	Average	Earnings/	Yield/	Average	Earnings /	Yield /	Average	Earnings /	Yield /
Dollars in thousands	Balances	Expense	Rate	Balances	Expense	Rate	Balances	Expense	Rate

ASSETS
Interest earning assets
Loans, net of unearned interest
Taxable	$1,618,726	$20,820	5.16%	$1,611,813	$20,223	5.09%	$1,537,317	$19,550	5.10%
Tax-exempt	15,800	180	4.57%	16,307	182	4.53%	13,030	257	7.91%
Securities
Taxable	160,632	1,240	3.10%	191,713	1,372	2.90%	214,601	1,330	2.49%
Tax-exempt	136,984	1,346	3.94%	132,306	1,290	3.95%	133,130	1,568	4.72%
Interest bearing deposits other banks and Federal funds sold	38,936	134	1.38%	39,656	140	1.43%	47,937	165	1.38%
Total interest earning assets	1,971,078	23,720	4.83%	1,991,795	23,207	4.73%	1,946,015	22,870	4.71%

Noninterest earning assets
Cash & due from banks	9,100			9,962			10,101
Premises & equipment	35,721			34,586			34,441
Other assets	108,073			107,125			115,728
Allowance for loan losses	(12,541)			(12,737)			(11,966)
Total assets	$2,111,431			$2,130,731			$2,094,319

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
Interest bearing liabilities
Interest bearing
demand deposits	$457,016	$901	0.79%	$423,095	$632	0.61%	$378,350	$252	0.27%
Savings deposits	332,809	798	0.96%	346,358	717	0.84%	389,847	616	0.63%
Time deposits	640,626	2,610	1.63%	622,543	2,200	1.43%	628,358	1,766	1.13%
Short-term borrowings	187,475	1,242	2.66%	243,686	1,405	2.34%	200,209	1,079	2.16%
Long-term borrowings and subordinated debentures	52,147	572	4.40%	65,338	686	4.26%	65,692	670	4.09%
Total interest bearing liabilities	1,670,073	6,123	1.47%	1,701,020	5,640	1.34%	1,662,456	4,383	1.06%

Noninterest bearing liabilities
Demand deposits	219,134			210,883			221,245
Other liabilities	15,608			16,771			20,490
Total liabilities	1,904,815			1,928,674			1,904,191

Shareholders' equity - common	206,616			202,057			190,128
Total liabilities and shareholders' equity	$2,111,431			$2,130,731			$2,094,319

NET INTEREST EARNINGS		$17,597			$17,567			$18,487

NET INTEREST MARGIN			3.58%			3.58%			3.81%

SUMMIT FINANCIAL GROUP, INC. (NASDAQ: SMMF)
Average Balance Sheet, Interest Earnings & Expenses and Average Rates
YTD 2018 vs YTD 2017 (unaudited)
	YTD 2018			YTD 2017
	Average	Earnings /	Yield /	Average	Earnings /	Yield /
Dollars in thousands	Balances	Expense	Rate	Balances	Expense	Rate

ASSETS
Interest earning assets
Loans, net of unearned interest
Taxable	$1,615,289	$41,043	5.12%	$1,408,566	$35,100	5.03%
Tax-exempt	16,052	362	4.55%	13,161	443	6.79%
Securities
Taxable	176,091	2,612	2.99%	200,544	2,459	2.47%
Tax-exempt	134,658	2,635	3.95%	114,320	2,678	4.72%
Interest bearing deposits other banks and Federal funds sold	39,294	274	1.41%	44,338	317	1.44%
Total interest earning assets	1,981,384	46,926	4.78%	1,780,929	40,997	4.64%

Noninterest earning assets
Cash & due from banks	9,528			7,298
Premises & equipment	35,156			29,500
Other assets	107,603			106,440
Allowance for loan losses	(12,639)			(11,864)
Total assets	$2,121,032			$1,912,303

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
Interest bearing liabilities
Interest bearing
demand deposits	$440,149	$1,533	0.70%	$320,918	$399	0.25%
Savings deposits	339,546	1,515	0.90%	365,026	1,242	0.69%
Time deposits	631,634	4,810	1.54%	584,767	3,383	1.17%
Short-term borrowings	215,425	2,647	2.48%	198,587	2,073	2.11%
Long-term borrowings and subordinated debentures	58,706	1,259	4.32%	65,918	1,331	4.07%
Total interest bearing liabilities	1,685,460	11,764	1.41%	1,535,216	8,428	1.11%

Noninterest bearing liabilities
Demand deposits	215,031			184,968
Other liabilities	16,188			18,454
Total liabilities	1,916,679			1,738,638

Shareholders' equity - common	204,353			173,665
Total liabilities and shareholders' equity	$2,121,032			$1,912,303

NET INTEREST EARNINGS		$35,162			$32,569

NET INTEREST MARGIN			3.58%			3.69%